www.excellonresources.com

EXCELLON ANNOUNCES Q1 2020 PRODUCTION RESULTS

Toronto, Ontario – April 30, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to announce first quarter 2020 production results from the Platosa Mine in Durango, Mexico.

Q1 2020 Production (compared to Q1 2019)

●	Silver equivalent (“AgEq”) production of 523,742 oz (Q1 2019 – 522,261 AgEq oz)

○	Silver production increased 14% to 296,281 oz (Q1 2019 – 260,445 oz)
○	Lead production increased 37% to 1.9 million lb (Q1 2019 – 1.4 million lb)
○	Zinc production decreased 4% to 2.1 million lb (Q1 2019 – 2.2 million lb)

“We had a strong start to the year with production improving from previous quarters,” stated Brendan Cahill, President and CEO. “Silver and lead production, in particular, were significantly higher than recent quarters. Unfortunately, our base metal production contributed fewer silver equivalent ounces due to current prices. During the ongoing suspension of operations mandated by the government of Mexico, we are implementing a number of business improvement initiatives including preparing for the switch to a private electrical energy provider, reviewing maintenance programs, designing an underground communications system to optimize the dewatering system and implementation of a new ERP system. We expect these initiatives will drive further cost efficiencies on the restart of operations.”

Production Results

	Q1 2020*	Q1 2019*
Tonnes Mined from Platosa	19,899	19,496
Ore processed (t)	19,042	16,769
Historical stockpile processed (t)	-	1,450
Platosa ore processed (t)	19,042	18,219
Ore grades
Silver (g/t)	542	534
Lead (%)	5.44	5.01
Zinc (%)	6.78	8.00
Historical stockpile grades
Silver (g/t)	-	123
Lead (%)	-	1.22
Zinc (%)	-	1.44
Blended head grades
Silver (g/t)	-	502
Lead (%)	-	4.71
Zinc (%)	-	7.48
Recoveries
Silver (%)	89.3	89.7
Lead (%)	82.8	74.6
Zinc (%)	74.9	78.1
Metal Production*
Silver (oz)	296,281	260,445
Lead (lb)	1,890,456	1,376,423
Zinc (lb)	2,131,034	2,209,624
AgEq (oz)**	523,742	522,261
Average Realized Prices
Silver	$15.04	$15.45
Lead	$0.79	$0.92
Zinc	$0.90	$1.26
San Sebastián ore processed (t)	4,785	-

* Subject to adjustment following settlement with concentrate purchaser, 2019 tonnes mined in DMT.

** AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of concentrates.

Production during Q1 2020 accessed multiple ore faces in the Rodilla, 623, Guadalupe and Pierna mantos with improved grades for silver and lead. Zinc grades were more variable than expected due to grade variability among the four mantos.

While silver and lead recoveries continued to improve, zinc recoveries were impacted by ongoing adjustments designed to stabilize mill performance, including the use of different reagents to optimize recoveries of all three metals.

COVID-19 Update

The Mexican Federal Government has extended the suspension of all non-essential activities until May 30, 2020 to slow the spread of COVID-19. The directive also includes a potential restart of activities after May 18, 2020 for operations located in municipalities with few cases of COVID-19.

On April 2, 2020, the Company announced the temporary suspension of mining, milling and exploration activities with critical pumping, safety, security and environmental management continuing. To date, there have been no reported cases of COVID-19 at the Company’s operations. The Company will continue to prioritize the health and safety of its workforce and neighbouring communities, while evaluating opportunities for a potential safe restart.

Qualified Persons

Jeremy Ouellette, P. Eng., has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development

(416) 364-1130
info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.